Exhibit 99.2

HAFNIA LIMITED: Clarification on Net LTV Definition for Dividend Calculation

Reference is made to the stock exchange announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 3 September 2025, that the Company has entered into a preliminary agreement to acquire 14.45% of TORM plc (“Torm”) A Shares from Oaktree (the “Torm Investment”).

The Company aims to clarify how this investment, upon completion, will be treated when calculating net loan-to-value (LTV) in relation to the Company’s dividend policy. In addition to the broker vessel values for the Company’s 100% owned vessels, the Company will be adding the lower of (i) the market value or (ii) the purchase price of the Torm Investment.

The revised definition is as follows:

Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercial pools), divided by broker vessel values (for 100% owned vessels) and the lower of the market value or purchase price of the Torm Investment. The calculation of net loan-to-value does not include debt or the values of vessels held through our joint ventures.

For clarity, Hafnia will pay 80% dividend of net profit for Q3, 2025.

“Hafnia is committed to ensuring our dividend policy remains transparent and consistently applied,” said Mikael Skov, CEO of Hafnia. “We believe this approach ensures the investment is accurately reflected in our leverage ratio, while maintaining the integrity of our dividend policy where payouts reflect both our capital structure and the strength of our asset values.”

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

* * *
About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Share Purchase Agreement, and statements containing words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release that are not historical facts are forward-looking statements that are estimates reflecting the best judgment of Hafnia based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognise that actual results may differ materially from Hafnia’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in Hafnia’s records and other data available from unrelated parties.